Exhibit 99.1

PV Nano Cell Issues Shareholder Update Letter

MIGDAL HA’EMEK, ISRAEL (Accesswire) – November 7, 2018: PV Nano Cell, Ltd. (OTCQB: PVNNF) (“PV Nano Cell” or the “Company”), an innovative producer of conductive Sicrys digital inks and dispersions, for printed electronics and 3D inkjet printing, today announced the issuance of the following shareholder letter from its Chairman and Chief Executive Officer, Fernando de la Vega:

Following the letter sent to our shareholder, we want to use this opportunity to address our PV Nano family, partners and shareholders,

I write to you today with gratitude, pride and excitement. Gratitude and pride for the dedication and support of our employees, partners and shareholders in our accomplishments to date, and great excitement for the value I see for us in the path ahead.

We are holding a shareholders meeting on November 29. Shareholders will be getting the Notice and Proxy by mail soon.

I would like to use this opportunity to give you a short update. I would like to encourage you to periodically visit our web site and follow the SEC filings and press releases, which is a good way to follow us (see https://ir.pvnanocell.com/). Stay tuned with us! More is coming!

Some recent highlights: we have signed agreements with Merck and Ferro/Diptech to supply them materials; CPC, our beta site printer customer is selling two printed products and we are helping them qualify a third product. We are starting to get traction, see for example.

http://www.wallstreetreporter.com/.

Ferro/Diptech are selling inks and printers for printing on wide glass applications, architecture and automotive with hundreds of installed printers. They have recently introduced printers and ink for conductive printing based on our Sicrys™ silver. The first applications are automotive and involve printing electrical patterns on the windshields. This application has been a nice success, Ferro/Diptech are already increasing their orders for our Sicrys™ product above their initial forecast and commitment. We will show significant growth in our sales this year, expecting them to continue to grow next year.

We are now starting to invest efforts to start sales of our JetPE I printer, based on Digiflex technology, see the relevant press release posted in the web site, and attached brochure

(https://ir.pvnanocell.com/press-releases/detail/38/pv-nano-cell-sicrys-to-launch-the-first-printer-for-printed).

You can also check out YouTube where you can watch movies of the printers working.

Stay tuned with us additional commercial projects are in our pipeline!

We are proud our IP portfolio is expanding as our patents are been approved country after country, and also by the results showed in our long term developments - mainly the two EC Horizon 2020 financed projects -DIMAP and HiperLAM consortiums (note first class world partners in these projects), see http://www.pvnanocell.com/rd-consortiums.html and attached flyers. Note specially DIMAP which has showed feasibility of a 3D printed pick and place robot, including conductive patterns with our inks. We have developed two new conductive ink products in these projects which we are launching soon.

We welcome GTRIMG Investments Ltd., a Gad Zeevi company, which has joined us following a long and thorough due diligence process, investing in PVN $1 million with an option to invest an additional $2 million. See: https://ir.pvnanocell.com/all-sec-filings/content/0001213900-18-014301/0001213900-18-014301.pdf.

Our Board of Directors has decided to offer these terms to additional investors up to a total of additional $1 million, for a very limited time. In general the investment terms are a proposal to invest up to $1 million via convertible loan for two years (prime + 4% interest per year). Conversion price $0.27 per share (such price may vary based on the mechanism described in the current CLA but shall not be lower than $0.17 per share) + 500% warrants for 24 months at same price as shares.  For additional information please review the 6-K filed in connection with the current CLA on October 23, 2018, link  -

https://www.sec.gov/Archives/edgar/data/1627480/000121390018014301/f6k

102318b_pvnanocell.htm

Want to use this opportunity to thank your for your support and patience.

Stay tuned to our website!!

Best Regards,

Nando

Chairman and Chief Executive Officer

PV Nano Cell, Ltd.

PV Nano Cell has developed innovative conductive inks for use in printed electronics (PE) and solar photovoltaics (PV) applications. PV Nano Cell's Sicrys™ ink family is a single-crystal, nanometric silver conductive ink delivering enhanced performance. Sicrys™ is also available in copper-based form, delivering all of the product's properties and advantages with improved cost efficiency. Sicrys™ conductive inks are used all over the world in a range of inkjet printing applications, including photovoltaics, printed circuit boards, antennas, sensors, touchscreens and other applications. In addition, PV Nano has expanded its capabilities to include an Integrated prototyping, design and R&D unique printer by the recent acquisition of DigiFlex. For more information, please visit www.PVNanoCell.com.

Forward-Looking Statements

This press release contains forward–looking statements. The words or phrases "would be," "will allow," "intends to," "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," or similar expressions are intended to identify "forward–looking statements." All information set forth in this news release, except historical and factual information, represents forward–looking statements. This includes all statements about the Company's plans, beliefs, estimates and expectations. These statements are based on current estimates and projections, which involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward–looking statements. These risks and uncertainties include issues related to: rapidly changing technology and evolving standards in the industries in which the Company operates; the ability to obtain sufficient funding to continue operations, maintain adequate cash flow, profitably exploit new business, and sign new agreements. For a more detailed description of the risks and uncertainties affecting PV Nano Cell, reference is made to the Company's latest Annual Report on Form 20-F which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by the Company in reports filed with, or furnished to, the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Emerging Markets Consulting, LLC

Mr. James S. Painter III

President

w: 1 (321) 206-6682

m: 1 (407) 340-0226

f: 1 (352) 429-0691
email: jamespainter@emergingmarketsllc.com

website: www.emergingmarketsllc.com

Hayden IR

w: 917-658-7878

hart@haydenir.com

PV Nano Cell Ltd
Dr. Fernando de la Vega
CEO and Chairman of the Board
w: 972 (04) 654-6881
f: 972 (04) 654-6880
email: fernando@pvnanocell.com
website: www.pvnanocell.com